Exhibit 99.1

FOR IMMEDIATE RELEASE

Liberty Defense Previews the HEXWAVE I-Configuration at GSX 2026 for Entrances That Cannot Give Up a Lane

Walk. Spin. Go. A single panel goes where a screening lane will not fit. First public showing in Atlanta, September 14 to 16.

Wilmington, MA, USA – September 08, 2026 - Liberty Defense Holdings Ltd. (“Liberty” or the “Company”) (NASDAQ: DETX; TSXV: SCAN), a leading technology provider of AI-based next generation detection solutions for concealed weapons and threats, will give the HEXWAVE™ I-Configuration its first public showing at GSX 2026 in Atlanta, September 14 to 16.

Walk. Spin. Go.

The concept is simple. A person walks up to a single panel, turns through a full rotation in front of it, and continues past. The turn captures the full body, so one panel does the work that otherwise takes a lane. It puts HEXWAVE in hallways, doorways, and other entrances where a multi-panel footprint was never practical.

“The I-Configuration gives security operators a new level of flexibility in how they design and implement their security screening operations without sacrificing detection capability,” said Bill Frain, CEO of Liberty Defense. “We listened to customers who wanted the breadth of detection that HEXWAVE provides but needed a solution that could fit into the physical constraints of their facilities. The I-Configuration is our response.”

The I-Configuration comes as prohibited item lists keep outgrowing what a metal detector was built to find. In a recent evaluation using the S-Configuration, HEXWAVE supported enforcement of a major sporting venue’s prohibited items list across approximately 2,000 people over three consecutive nights at a high-traffic public entrance. Supervisors reported people stepping out of line once they saw what was coming out of pockets, and others dropping items on the sidewalk rather than carrying them forward.

“What I didn’t expect was the supervisors pulling us aside to talk about the people who walked away before they ever got to us,” said Scott Brown, Senior Service Manager at Liberty Defense.

HEXWAVE uses millimeter wave technology and 3D video-rate imaging to detect metallic and non-metallic threats concealed on people, with automatic threat detection powered by AI and deep learning algorithms. It does not store images or capture personal information.

Liberty Defense will have the S-Configuration and the I-Configuration running at booth 4268 in Halls B1-B5. Security leaders can see the I-Configuration operate for the first time, talk through the evaluation findings on site, and schedule time at sales@libertydefense.com.

About Liberty Defense
Liberty Defense (NASDAQ: DETX; TSXV: SCAN) provides multi-technology security solutions for concealed weapons detection in high volume foot traffic areas and locations requiring enhanced security such as airports, stadiums, schools, and more. Liberty’s HEXWAVE product, for which the Company has secured an exclusive license from Massachusetts Institute of Technology (MIT), as well as a technology transfer agreement for patents related to active 3D radar imaging technology, provides discrete, modular, and scalable protection to provide layered, stand-off detection capability of metallic and non-metallic weapons. Liberty has also recently licensed the millimeter wave-based, High-Definition Advanced Imaging Technology (HD-AIT) body scanner and shoe scanner technologies as part of its technology portfolio. Liberty is committed to protecting communities and preserving peace of mind through superior security detection solutions.

For updates and news, please visit the Company website to subscribe to email alerts or follow Liberty Defense on social channels.

For further information about Liberty Defense, please contact:

Jay Adelaar

Senior Vice President of Capital Markets, Liberty Defense

604-809-2500

jay@libertydefense.com

For sales information, please contact:

Ian McNaughton

Senior Director Business Development, Liberty Defense

613-292-3669

imcnaughton@libertydefense.com

FORWARD-LOOKING STATEMENTS

When used in this press release, the words “estimate”, “project”, “belief”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may” or “should” and the negative of these words or such variations thereon or comparable terminology are intended to identify forward-looking statements and information. Although Liberty believes, in light of the experience of its officers and directors, current conditions and expected future developments and other factors that have been considered appropriate, that the expectations reflected in the forward-looking statements and information in this press release are reasonable, undue reliance should not be placed on them because Liberty can give no assurance that such statements will prove to be correct. Such statements and information reflect the current view of Liberty.

By their nature, forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or other future events, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. There are a number of important factors that could cause Liberty’s actual results to differ materially from those indicated or implied by forward-looking statements and information, including those appearing in Liberty’s public filings. Such factors include, among others: currency fluctuations; limited business history of Liberty; disruptions or changes in the credit or security markets; results of operation activities and development of projects; project cost overruns or unanticipated costs and expenses; general development, market and industry conditions; and other factors described in Liberty’s public filings. Liberty undertakes no obligation to comment on analyses, expectations or statements made by third parties in respect of its securities or its financial or operating results (as applicable).

Liberty cautions that the foregoing list of material factors is not exhaustive. When relying on Liberty’s forward-looking statements and information to make decisions, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Liberty has assumed that the material factors referred to in the previous paragraph will not cause such forward-looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Liberty as of the date of this press release and, accordingly, are subject to change after such date. Liberty does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.

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